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                          June 25, 2020

       Charles W. Allen
       Chief Executive Officer
       BTCS Inc.
       9466 Georgia Avenue #124
       Silver Spring, Maryland 20910

                                                        Re: BTCS Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 22, 2020
                                                            File No. 333-239334

       Dear Mr. Allen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Brian S. Bernstein,
Esq.